Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco to Focus on Core Operations as a Result of Global Health Emergency and

Impact of Restrictions on Visitor Travel to Macau

Macau, Thursday, February 6, 2020 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia and Europe, today announces that due to the impact of the coronavirus epidemic, including the severe drop in tourism in Asia to Integrated Resort (IR) facilities in the region, and the recent decision by the Macau SAR government to close all casinos in Macau, Melco has taken the decision to reassess all non-core investments to be made in 2020.

This decision reflects Melco’s commitment towards its employees, customers, business partners and other stakeholders and observance of the highest degree of responsibility until such time as the global health emergency and the related travel restrictions that affect a significant part of its customer base are lifted.

Melco considers its core operations to be those businesses where it is the managing and majority shareholder. This includes operations in Macau, the Philippines, and Cyprus and its efforts to obtain a license to operate a Melco-owned (IR) in Japan.

Melco intends to continue its operations in these jurisdictions and carry out key investments currently earmarked for Macau, Manila, Cyprus, and Japan, including the construction of Studio City phase 2 and City of Dreams Mediterranean. Management attention will remain focused on these critical areas of Melco’s business until such time as operations and business throughout Asia have returned to normal.

As a result of this decision, Melco will not pursue its planned investment in Australia for the second tranche of shares in Crown Resorts Limited (“Crown”). While Melco believes Crown has world-class assets that are complementary to its global business, it is Melco’s belief that, at this time, its capital needs to be deployed on its core assets.

CPH Crown Holdings Pty Limited and Melco have agreed to terminate the obligation to purchase the second tranche of Crown shares under the purchase agreement announced by the Company on May 30, 2019 and amended on August 28, 2019. As a result of the termination, while Melco currently holds 67,675,000 shares of Crown, it will no longer acquire the remaining 67,675,000 shares of Crown. Melco does not currently intend to increase its existing shareholding in Crown from its current position. Melco also does not intend to seek representation on Crown’s board.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing City of Dreams Mediterranean (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is scheduled to open in 2021 and expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, the first casino in the Republic of Cyprus, and three satellite casinos with a fourth satellite casino scheduled to open in the coming months (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean, the Company will also continue to operate the four satellite casinos while operation of the temporary casino will cease. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com